

Philip Michael •
TRIBAL CHIEF

Wealth Hacks



Invest in NYCE: Own real estate for $100 ("Robinhood of real estate." - Yahoo Finance) | Wefunder

Wefunder means Wefunder Inc and its wholly owned subsidiaries: Wefunder Advisors LLC and Wefunder Portal LLC. This page is hosted by Wefunder Portal LLC. Wefunder Portal LLC is a member of the Financial Industry Regulatory Authority. Investing on Wefunder is risky. Don't invest more than you can afford to lose.

I didn't even get to finish updating the page. Oh well, I guess the cat's out the bag. NYCE is open again. Wefunder.com/NYCE

Two weeks, $100 buy-in (vs $500). 💥











Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.